Exhibit 99.8

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports, each dated February 28, 2019, with respect to the consolidated financial statements of Great Panther Silver Limited (the “Company”) as at and for the years ended December 31, 2018 and 2017 and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F dated March 20, 2019. Our report on the consolidated financial statements refers to changes to accounting policies for revenue recognition and financial instruments in 2018 due to the adoption of IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form F-10 (No. 333-214201) of the Company.

KPMG LLP

Chartered Professional Accountants

March 20, 2019

Vancouver, Canada